                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             ----------------------

                               ATRION CORPORATION
                                (Name of Issuer)

                               ATRION CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   049904105
                     (Cusip Number of Class of Securities)

                                EMILE A. BATTAT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                             ONE ALLENTOWN PARKWAY
                            ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies To:
                           B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                             1600 SOUTHTRUST TOWER
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                               November 16, 1998
                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders)

                           CALCULATION OF FILING FEE*

    Transaction Valuation:  $4,500,000               Amount of Filing Fee:  $900
* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 500,000 shares of Common Stock at the maximum tender offer price per share of $9.00.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         [    N/A     ]    Filing Party:   [    N/A     ]
Form or Registration No.:       [    N/A     ]    Date Filed:     [    N/A     ]

ITEM 1.  SECURITY AND ISSUER.

         (a) The issuer of the securities to which this Schedule 13E-4 relates is Atrion Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is One Allentown Parkway, Allen, Texas 75002.

         (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 500,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $9.00 nor less than $7.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. As of November 11, 1998, the Company had issued and outstanding 3,201,645 Shares. The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and the "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(j) The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds," "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 9. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on (i) pages 20 through 37 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed as Exhibit (g)(1) hereto, and (ii) pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed as Exhibit (g)(2), in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d) Not Applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)  Form of Offer to Purchase dated November 16, 1998.
    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
    (3)  Form of Notice of Guaranteed Delivery.
    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (6)  Form of Press Release issued by the Company dated November 13, 1998.
    (7)  Form of Summary Advertisement dated November 16, 1998.
    (8) Form of Letter to Stockholders of the Company dated November 16, 1998, from Emile A. Battat, Chairman, President and Chief Executive Officer.
    (9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)      Not applicable.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended December 31, 1996 and December 31, 1997 (incorporated by reference to pages 20 through 37 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
         1997).

    (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended September 30, 1997 and September 30, 1998 (incorporated by reference to pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998).


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


                       ATRION CORPORATION


                       By: /s/ EMILE A. BATTAT
                          ---------------------------------------------------
                       Name: Emile A. Battat
                       Title: Chairman, President and Chief Executive Officer

Dated: November 16, 1998

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION

(a) (1)  Form of Offer to Purchase dated November 16, 1998.
    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
    (3)  Form of Notice of Guaranteed Delivery.
    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (6)  Form of Press Release issued by the Company dated November 13, 1998.
    (7)  Form of Summary Advertisement dated November 16, 1998.
    (8) Form of Letter to Stockholders of the Company dated November 16, 1998, from Emile A. Battat, Chairman, President and Chief Executive Officer.
    (9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)      Not applicable.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended December 31, 1996 and December 31, 1997 (incorporated by reference to pages 20 through 37 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
         1997).

    (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended September 30, 1997 and September 30, 1998 (incorporated by reference to pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998).